Exhibit (a)(1)(iv)

COMPUCREDIT HOLDINGS CORPORATION
Pursuant to the Offer to Purchase for Cash
Up to $160,000,000 Aggregate Principal Amount of its Outstanding
3.625% Convertible Senior Notes due 2025 (CUSIP Nos. 20478N AA 8 and 20478N AB 6)
and
5.875% Convertible Senior Notes due 2035 (CUSIP Nos. 20478N AC 4 and and 20478N AD 2)
THE OFFERS AND
WITHDRAWAL RIGHTS WILL EXPIRE
AT 11:59 P.M., NEW YORK CITY TIME, ON
FEBRUARY 25, 2010, UNLESS
THE OFFERS ARE EXTENDED.

January 28, 2010

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

CompuCredit Holdings Corporation, a Georgia corporation (the “Company”), has appointed us to act as Dealer Manager in connection with its offer to purchase for cash up to $160.0 million aggregate principal amount (the “Tender Cap”) of its outstanding 3.625% Convertible Senior Notes due 2025 (the “2025 Notes”) and its outstanding 5.875% Convertible Senior Notes due 2035 (the “2035 Notes” and, together with the 2025 Notes, the “Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2010 (the “Offer to Purchase”), and related Letter of Transmittal.  The Offer to Purchase consists of two separate offers (together, the “Offers”), with one offer to purchase up to $160.0 million aggregate principal amount of the 2025 Notes and a second offer to purchase the 2035 Notes in an aggregate principal amount up to the amount of the Tender Cap remaining (if any) for the purchase of the 2035 Notes following the purchase of the 2025 Notes. The Company will offer to purchase the 2025 Notes pursuant to the Offer to Purchase at a purchase price (in multiples of $0.50 per $1,000 principal amount) not greater than $500 nor less than $460 per $1,000 principal amount of such Notes, and the 2035 Notes pursuant to the Offer to Purchase at a purchase price (in multiples of $0.50 per $1,000 principal amount) not greater than $350 nor less than $310 per $1,000 principal amount of such Notes, in each case at prices determined by the “Modified Dutch Auction” procedure described below.  In each case, no tenders will be accepted outside the indicated ranges.  Tendering holders of Notes (“Holders”) that are accepted for payment also will receive accrued and unpaid interest on such Notes from the last interest payment date to, but excluding, the date on which such Notes are purchased. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Offer to Purchase. The description of the Offers in this letter is only a summary and is qualified in its entirety by all of the terms and conditions of the Offers set forth in the Offer to Purchase and the Letter of Transmittal.

The Offers are conditioned upon at least $80.0 million in aggregate principal amount of 2025 Notes (representing 34.7% of the par value of the outstanding 2025 Notes) being validly tendered within the indicated range for the 2025 Notes and not validly withdrawn (the “Minimum Tender Condition”) and the other general conditions to the Offers set forth in the Offer to Purchase under the heading “The Offers – Conditions to the Offers.”  If the Minimum Tender Condition or any of the other general conditions to the Offers are not satisfied or waived by the Company on or prior to the Expiration Date, the Company will not be obligated to accept for purchase or to pay for any of the Notes, and any Notes that were previously tendered pursuant to the Offer to Purchase will be promptly returned to the tendering Holders.  See “The Offers – Conditions to the Offers” in the Offer to Purchase.

Under the “Modified Dutch Auction” procedure, the Company will determine a single price, if any, that it will pay per $1,000 principal amount for 2025 Notes validly tendered and not properly withdrawn and a single price, if any, that it will pay per $1,000 principal amount for 2035 Notes validly tendered and not properly withdrawn, in each case taking into account the total amount of the respective Notes tendered and the prices specified by tendering Holders. With respect to the 2025 Notes, the Company will select the lowest purchase price that will allow it to purchase up to $160.0 million aggregate principal amount of the 2025 Notes or such lesser amount of such Notes as are validly tendered and not properly withdrawn, at prices (in multiples of $0.50 per $1,000 principal amount) not greater than $500 nor less than $460 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase (such purchase price, the “2025 Notes Purchase Price”). With respect to the 2035 Notes, the Company will select the lowest purchase price that will allow it to purchase the 2035 Notes in an aggregate principal amount up to the amount of the Tender Cap remaining (if any) for the purchase of the 2035 Notes following the purchase of the 2025 Notes, or such lesser amount of such 2035 Notes as are validly tendered and not properly withdrawn, at prices (in multiples of $0.50 per $1,000 principal amount) not greater than $350 nor less than $310 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase (such purchase price, if any, the “2035 Notes Purchase Price” and, together with the 2025 Notes Purchase Price, the “Purchase Price”). In each case, no tenders will be accepted outside the indicated ranges. All 2025 Notes acquired pursuant to the Offer to Purchase will be acquired at the same purchase price, including those 2025 Notes tendered at a price lower than the 2025 Notes Purchase Price.  All 2035 Notes acquired pursuant to the Offer to Purchase (if any) will be acquired at the same purchase price, including those 2035 Notes tendered at a price lower than the 2035 Notes Purchase Price. Only Notes validly tendered at prices at or below the applicable Purchase Price selected by the Company, and not properly withdrawn, will be purchased. However, due to the proration provisions described in the Offer to Purchase, the Company may not purchase all of the Notes tendered at or below the applicable Purchase Price if more than the aggregate principal amount of Notes that it seeks to purchase are tendered at or below the applicable Purchase Price. Notes not purchased in the Offers will be returned to the tendering Holders at the Company’s expense promptly after the expiration of the Offers.

The Company reserves the right, in its sole discretion, to terminate the Offers upon the occurrence of certain conditions more specifically described under the heading “The Offers — Conditions to the Offers” in the Offer to Purchase, or to amend the Offers in any respect, subject to applicable law.

The 2025 Notes will be accepted before the 2035 Notes, and it is possible that no 2035 Notes will be purchased. If the aggregate principal amount of 2025 Notes validly tendered at or below the 2025 Notes Purchase Price and not properly withdrawn on or prior to the Expiration Date exceeds the Tender Cap, then the Company will accept for payment such 2025 Notes that are validly tendered and not properly withdrawn at or below the 2025 Notes Purchase Price, in the aggregate, on a pro rata basis from among such 2025 Notes validly tendered and not properly withdrawn at or below the 2025 Notes Purchase Price and will not accept any 2035 Notes. If the aggregate principal amount of 2035 Notes validly tendered at or below the 2035 Notes Purchase Price, if any, and not properly withdrawn on or prior to the Expiration Date exceeds the amount of the Tender Cap remaining (if any) for application to such 2035 Notes after the purchase of the 2025 Notes validly tendered and accepted for purchase, then the Company will accept for payment such 2035 Notes that are validly tendered and not properly withdrawn at or below the 2035 Notes Purchase Price, in the aggregate, on a pro rata basis from among such 2035 Notes validly tendered and not properly withdrawn at or below the 2035 Notes Purchase Price. In all cases, the Company will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.  See “The Offers — Principal Terms of the Offers — Proration” in the Offer to Purchase.

The up to $160.0 million aggregate principal amount of the 2025 Notes that the Company is offering to purchase represents approximately 69.4% of the total aggregate outstanding principal amount of the 2025 Notes. The aggregate principal amount of 2035 Notes the Company is offering to purchase depends on the aggregate principal amount of 2025 Notes purchased pursuant to the Offer to Purchase.  If the Company purchases $160.0 million aggregate principal amount of the 2025 Notes, it will not purchase any 2035 Notes. If the Company purchases $80.0 million aggregate principal amount of the 2025 Notes, the Minimum Tender Condition, it will purchase up to $80.0 million aggregate principal amount of the 2035 Notes, which represents approximately 51.3% of the total aggregate outstanding principal amount of the 2035 Notes.

For your information and for forwarding to your clients for whom you hold Notes registered in your name or in the name of your nominee, we are enclosing the following documents:

1.           Offer to Purchase dated January 28, 2010;

2.           Letter of Transmittal for the Notes for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup U.S. federal income tax withholding; and

3.           A letter to clients that you may send to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offers.

DTC participants will be able to execute tenders through the DTC Automated Tender Offer Program.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.

For Notes to be tendered validly pursuant to the Offers, DTC’s confirmation of receipt of such Notes pursuant to the procedure for DTC transfer set forth under the heading “Procedures for Tendering Notes — Proper Tender of Notes” in the Offer to Purchase must be received before 11:59 p.m., New York City time, February 25, 2010 by the Depositary.

The Company will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies or other nominees (other than fees to the dealer manager, the Information Agent and the Depositary, as described in the Offer to Purchase under the headings “Dealer Manager; Information Agent and Depositary” and “Fees and Expenses”) for soliciting tenders of Notes pursuant to the Offers. The Company will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offers and related materials to the beneficial owners of Notes held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager or the Depositary for purposes of the Offers. The Company will pay or cause to be paid all transfer taxes, if any, on its purchase of the Notes except as otherwise provided in the Offer to Purchase or Instruction 4 in the Letter of Transmittal.

Any inquiries you may have with respect to the Offers should be addressed to Global Bondholder Services Corporation, the Information Agent, at (866)-952-2200 (toll free) or (212) 430-3774 (banks and brokers) or at the address set forth on the back cover of the Offer to Purchase, or to us at (888) 719-4210 (toll free) or (203) 719-4210 (collect). Additional copies of the enclosed materials may be obtained from the Information Agent.

Very truly yours,

UBS Securities LLC

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR RESPECTIVE AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS EXPRESSLY CONTAINED THEREIN.